Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex Teams with MolecularMD to Identify CML Patients with the T315I Drug Resistance Mutation for Phase 2/3 Clinical Trial of Ceflatonin®

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (June 26, 2006). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) today announced an alliance with MolecularMD, Inc., a leading provider of molecular diagnostic services, including drug resistance mutation screening for chronic myeloid leukemia (CML) patients. The two companies will work together to identify CML patients with the T315I bcr-abl mutation who may be candidates for participation in ChemGenex’s phase 2/3 study of Ceflatonin®, in CML patients with this mutation.

The T315I point mutation is attracting significant attention globally as T315I expressing cells are resistant to the tyrosine kinase inhibitor imatinib (Gleevec®), and CML patients who develop this mutation no longer respond to Gleevec®. In addition, preliminary data suggest that CML patients with the T315I point mutation also fail to respond to treatment with either of two second generation tyrosine kinase inhibitors currently in clinical development.

“We are delighted to partner with MolecularMD, whose scientific co-founder, Brian Druker, M.D., is recognized worldwide for his key contributions to the development of imatinib for the treatment of CML,” said Greg Collier, Ph.D., Chief Executive Officer and Managing Director of ChemGenex. “CML patients typically develop genetic mutations as their disease progresses, requiring accurate and reliable molecular diagnosis to determine if alternative therapies or a combination of drugs might be needed, as well as to fully assess the efficacy of their treatment.”

Dr. Druker added that, “We are pleased that ChemGenex is offering a treatment option for patients with the T315I mutation and look forward to assisting in identifying candidates for this study.”

Dr. Collier noted that Ceflatonin® shows in vitro activity in CML cell lines with the T315I mutation and has already demonstrated clinical activity in human clinical studies for patients failing Gleevec®. Demonstration of positive results in CML patients with the T315I mutation who have failed Gleevec® therapy could potentially serve as the basis for filing a New Drug Application with the U.S. Food and Drug Administration under an accelerated approval, based on a high level of unmet medical need.

Gleevec® is a registered trade-mark of Novartis AG.

About ChemGenex Pharmaceuticals Limited	(www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and

ChemGenex Teams with MolecularMD to Identify CML Patients with the T315I Drug Resistance Mutation for Phase 2/3 Clinical Trial of Ceflatonin®

depression. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound,

Ceflatonin®, is currently in phase 2/3 clinical trials for chronic myeloid leukemia and Quinamed® is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes, obesity and depression programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Contacts

Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
	USA	+1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)	USA	+1 650 474 9800 ext 108
	Australia	+61 3 5227 2703

About MolecularMD	(www.molecularmd.com)

MolecularMD is a privately owned molecular diagnostics company based in Portland, Oregon. The company offers state-of-the-art measurement of expression and mutation analysis for genes that have been identified as relevant targets for various types of cancers. Pharmaceutical companies performing clinical trials and oncologist employ our test to diagnose and monitor the fundamental molecular signals related to their patient’s disease. MolecularMD’s scientific founders are led by Dr. Brian Druker of Oregon Health Sciences University, and also include, Dr. Mike Heinrich and Dr. Chad Galderisi of the Portland VA Medical Center. The scientific founders have over 30 years of combined experience in cancer research and have developed sensitive and highly reliable molecular assays for leukemias, lymphomas, and solid tumors.

Contacts

Mr. Sheridan Snyder (CEO)	+1 888 663 7382
Dr. Stephane Wong (COO)	+1 888 663 7382

Safe Harbor Statement

Certain statements made herein that use the words “estimate,” ‘project,” “intend,” “expect,” “believe,” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development , the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

PO Box 1069, Grovedale Victoria 3216, Australia   Telephone: +61 3 5227 2752   Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com   ABN 79 000 248 304